Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: May 6th, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press Release: Annual General Meeting 2004
Press Release: Term of office extended

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	2 Press Releases of May 5th, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

By:	/s/ Hermann Küllmer

	Name:	Dr. Hermann Küllmer
	Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke

	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Dated: May 6th, 2004

Press Release	ALTANA AG

PO Box 1244 61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.de

Annual General Meeting 2004: ALTANA reports on a successful business year in 2003 and promising prospects for the future

Dividend increases by 11% to €0.83

Frankfurt/Bad Homburg, May 5, 2004 — Shareholders of ALTANA AG (NYSE: AAA, FSE: ALT) approved all proposals made by the Management and Supervisory Boards at today’s Annual General Meeting in Frankfurt. These include the payment of a dividend of €0.83 per share, an 11% increase on the previous year’s €0.75. This brings the total dividend amount to €117 million (2002: €105 million).

“This, the eighth consecutive double-digit dividend increase, underlines our commitment to sustained value enhancement for our shareholders and our traditionally shareholder-friendly dividend and distribution policy” said Dr. Nikolaus Schweickart, Chairman of the Management Board.

In his speech, Dr. Nikolaus Schweickart reported to the shareholders on a successful business year in 2003. As a highly internationalized company, ALTANA succeeded in sustaining its upwards trend, now unbroken for almost a decade, in all the key operating indicators in spite of a significantly weak dollar. This makes ALTANA one of Germany’s top performers. ALTANA plans to accelerate the pace of innovation and investment over the next few years in order to further enhance future profitability. Investment in property, plant, equipment and intangible assets will therefore total around €750 million in the period 2004 to 2006, whilst the research budget will amount to about €1.5 billion. As in past years, the company will also continue to create jobs in Germany and abroad.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s plans to accelerate the pace of innovation and investment over the next few years and the projections for future investments in assets and its future research budget. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available at www.altana.com.

For inquiries please contact:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-61 92
F +1 212 974-61 90

Press Release	ALTANA AG

PO Box 1244 61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.de

Term of office extended

Bad Homburg, May 5, 2004 — The Supervisory Board of ALTANA AG (NYSE: AAA, FSE: ALT) today extended Dr. Nikolaus Schweickart’s period of office as Chairman of the Management Board by a further two years until the Annual General Meeting in 2007. His current term of office expires in April 2005. Dr. Schweickart, who turned 60 in December last year, has been a member of the ALTANA Management Board for 17 years (since 1987), of which he has spent 14 years as Chairman (since 1990). This makes him one of the longest-serving CEOs amongst the DAX 30 companies.

The Management Board mandate of Dr. Hermann Küllmer, Chief Financial Officer, was also extended by one year. Dr. Küllmer will now retire from the Management Board at the end of the Annual General Meeting in 2006. Dr. Küllmer, who will be 61 this July, has served on the ALTANA Management Board since 1990.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available at www.altana.com.

For inquiries please contact:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-61 92
F +1 212 974-61 90